April 1, 2015

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Anne Nguyen Parker, Assistant Director

Re:	Visteon Corporation
Preliminary Proxy Statement on Schedule 14A
Filed March 5, 2015
File No. 001-15827

Dear Ms. Parker:

On behalf of Visteon Corporation (“Visteon” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 27, 2015, relating to the above referenced preliminary proxy statement on Schedule 14A filed by the Company on March 5, 2015 (the “Proxy Statement”). In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Concurrently with this letter, the Company is filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). The Amended Proxy Statement reflects revisions made to the Proxy Statement in response to the comments of the Staff and other general updates.

For your convenience, we are emailing to you copies of the Amended Proxy Statement, including a copy marked to show the changes from the Proxy Statement.

April 1, 2015

General

1.	We note that your reporting currency is the United States dollar. Please revise your disclosures throughout your filing to provide the reporting currency equivalent for all figures presented.

Response: In response to the Staff’s comment, throughout the Amended Proxy Statement, the Company has revised the disclosures to provide the United States dollar equivalent for all figures presented. The Company has used an exchange rate of $1:KRW 1,086.4, which is the exchange rate agreed by the parties in the Share Purchase Agreement for purposes of certain calculations relating to the purchase price, and was also the exchange rate on December 16, 2014, the latest practicable date for which such information was available prior to the signing of the Share Purchase Agreement, based on data provided by Bloomberg. The Company has also added a section beginning on page 25 of the Amended Proxy Statement entitled “Exchange Rate Information and Currencies,” which provides additional information on exchange rates over various periods.

Interests of the Directors and Executive Officers, page 3

2.	Please disclose here the amount of total compensation potentially to be received by your directors and executive officers in connection with the proposed sale of your HVCC shares. In this regard, we note your golden parachute compensation disclosure on page 52.

Response: In response to the Staff’s comment, on pages 3 and 56 of the Amended Proxy Statement, the Company has disclosed the amount of total compensation potentially to be received by the Company’s directors and executive officers in connection with the proposed sale of the Company’s HVCC shares.

Debt Financing, page 7

3.	Please disclose the name of all parties with which Hahn has entered into senior or junior facilities agreements in connection with this transaction, or tell us why this information is not material. In this regard, we note your use of the phrase “among others” when identifying the various parties in this section.

Response: In response to the Staff’s comment, on pages 8 and 61 of the Amended Proxy Statement, the Company has made additional disclosure clarifying that Korea Exchange Bank, NH Investment & Securities Co., Ltd. and Shinhan Bank, the three lenders disclosed in the Proxy Statement, remain committed under their debt commitment letters to underwrite the full amount of the debt facilities. There are 21 lenders in the banking syndicate. Given this number of lenders, and because the three lead banks which underwrite the entire debt amount remain committed for the entire amount of the debt financing, the Company respectfully submits that the identities of the other 18 members of the lending syndicate are not material.

April 1, 2015

Solicitation of Proxies, page 12

4.	We note that proxies may be solicited directors, officers and employees, personally or by telephone, facsimile or other means of communication. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Response: The Company has authorized us to confirm on its behalf that it will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Questions and Answers, page 14

5.	Please add a question and answer that compares the KRW 52,000 per share consideration with the market price of the HVCC shares at the time you entered into the share purchase agreement.

Response: In response to the Staff’s comment, on page 14 of the Amended Proxy Statement, the Company has added a question and answer that compares the KRW 52,000 per share consideration with the market price of the HVCC shares at the time the Company entered into the Share Purchase Agreement.

6.	Please add a question and answer that addresses the events and discussions leading up to the Board of Directors’ decision to sell your HVCC shares.

Response: In response to the Staff’s comment, beginning on page 16 of the Amended Proxy Statement, the Company has added a question and answer that addresses the events and discussions leading up to the Board of Directors’ decision to sell its HVCC shares.

Why did we agree to sell our HVCC shares?, page 14

7.	Please expand to discuss the factors that the Board of Directors considered in determining to enter into the share purchase agreement and its rationale for approving the sale of your HVCC shares. Disclose the material positive and negative factors that the board considered in connection with the sale of your HVCC shares.

Response: In response to the Staff’s comment, beginning on page 14 of the Amended Proxy Statement, the Company has expanded the discussion in the question and answer section entitled “Why did we agree to sell our HVCC shares?” to discuss the factors that the Board of Directors considered in determining to enter into the Share Purchase Agreement and its rationale for approving the sale of the Company’s HVCC shares. The Company has disclosed the material positive and negative factors that the Board of Directors considered in connection with the sale of its HVCC shares.

April 1, 2015

What will happen if the proposal to authorize the Share Purchase Agreement and the transactions contemplated thereby, including the sale of our HVCC shares, is approved by our stockholders?, page 15

8.	We note your disclosure that the sale of your HVCC shares may constitute a “sale of substantially all of Visteon’s assets.” Please disclose what percentage of your assets will be divested in connection with the sale of your HVCC shares. Compare the size and nature of your remaining business with your business prior to the transaction.

Response: In response to the Staff’s comment, on pages 17 and 40 of the Amended Proxy Statement, the Company has disclosed the percentage of its assets and sales that will be divested in connection with the sale of its HVCC shares and has compared the size and nature of its remaining business with its business prior to the transaction.

Background of the Sale of our HVCC shares, page 28

9.	Please disclose in the third paragraph when you retained each of Rothschild and UBS to act as financial advisors in connection with the proposed sale of your HVCC shares.

Response: In response to the Staff’s comment, in the second paragraph of the section of the Amended Proxy Statement entitled “Background of the Sale of our HVCC Shares,” on page 32, the Company disclosed that representatives of Rothschild and UBS periodically meet with Visteon’s Board of Directors and management and present their respective analyses with respect to potential acquisitions, dispositions and other strategic transactions. In addition, the Company has added a new paragraph of that section, on page 35, disclosing that on November 4, 2014, Visteon formally entered into engagement letters with each of Rothschild and UBS in connection with the proposed sale of its HVCC shares.

Opinion of UBS as Financial Advisor to Visteon, page 38

10.	Please provide us with copies of the “board books” and any other materials prepared by your financial advisors. Such materials should include all presentations made by the financial advisors.

Response: In response to the Staff’s comment, on behalf of Visteon, counsel to Rothschild and counsel to UBS, Visteon’s financial advisors, are providing to the Staff, under separate cover and on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, copies of the written materials presented to Visteon’s Board of Directors by Rothschild and UBS, respectively, in connection with their respective opinions. Also pursuant to such rules, counsel for Rothschild and counsel for UBS have requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Rothschild and counsel for UBS also have requested confidential treatment of this information in accordance with Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

April 1, 2015

11.	We note the last bullet point on page 39 indicating that UBS “conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary and appropriate.” Please disclose any such other material financial studies, analysis and investigations, or other information that UBS relied upon to arrive at its opinion.

Response: The language highlighted by the Staff is taken directly from UBS’s fairness opinion, the full text of which appears in Annex B to the Amended Proxy Statement. The Company respectfully advises the Staff that these references to other types of information and analyses do not refer to any specific, non-public or material information regarding the Company, but rather are intended to emphasize to the reader that the remaining items on that list of items do not comprise or encompass all items that UBS has undertaken in arriving at its opinion.

A summary of the material financial and comparative analyses performed by UBS and presented to Visteon’s Board of Directors is included in the disclosure. This summary describes the other financial studies and analyses UBS performed and other matters it took into account in rendering its opinion that are not described in UBS’s opinion. Accordingly, the Company respectfully submits that no further disclosure is necessary.

Selected Companies Analysis, page 41

12.	Please disclose the specific characteristics that make the selected companies comparable or not comparable to HVCC. For example, we note your disclosure that HVCC is one of only two global full-line automotive thermal management suppliers. Disclose whether the other supplier was among the selected companies and if not, why not. Provide similar disclosure with respect to the Rothschild opinion.

Response: In response to the Staff’s comment, on page 45 of the Amended Proxy Statement, the Company has disclosed the specific characteristics that make the selected companies comparable or not comparable to HVCC with respect to the selected companies analysis performed by UBS in connection with its opinion.

On page 51 of the Amended Proxy Statement, the Company has disclosed the specific characteristics that make the selected companies comparable or not comparable to HVCC with respect to the selected companies analysis performed by Rothschild in connection with its opinion.

The Company respectfully submits to the Staff that Denso Corporation (“Denso”) is the other “global full-line automotive thermal management supplier” referred to in the Proxy Statement. The Company respectfully advises the Staff that UBS did not consider Denso in its selected companies analysis because its comparative degree of independence from customers did not fit the characteristics considered by UBS for such analysis. Denso was among the companies considered by Rothschild in its selected companies analysis, as evidence by the list of selected companies used by Rothschild in its analysis on page 51 of the Amended Proxy Statement.

April 1, 2015

13.	Please revise to disclose the data underlying the analysis and indicate how that information resulted in the multiples disclosed. In this regard, please revise to disclose the purchase price, EBITDA and P/E Ratios for each precedent transaction in the analysis. Provide similar disclosure with respect to the Rothschild opinion.

Response: The Company understands the Staff’s reference to “each precedent transaction” to refer to each company selected by UBS and Rothschild for their selected companies analysis.

In response to the Staff’s comment, the Company has revised the selected companies analysis of UBS and Rothschild to disclose the data underlying the analysis and indicate how that information resulted in the multiples disclosed. The table relating to UBS’s selected companies analysis has been replaced by a table on page 46 of the Amended Proxy Statement, setting forth the EBITDA and P/E Ratios for each of the selected companies, and the table relating to Rothschild’s selected companies analysis has been replaced by a table on page 52 of the Amended Proxy Statement, setting forth the EBITDA and P/E Ratios for each of the selected companies.

The Company respectfully submits to the Staff that purchase price with respect to any of the selected companies was not presented to Visteon’s Board of Directors by Rothschild or by UBS.

Selected Transactions Analysis, page 42

14.	Please revise the table to disclose the LTM Sales and LTM EBITDA for each precedent transaction. Provide similar disclosure with respect to the Rothschild opinion.

Response: The Company respectfully submits to the Staff that UBS and Rothschild, in connection with their respective presentations of the selected transactions analysis to Visteon’s Board of Directors, presented the LTM Sales and LTM EBITDA of each target company in the selected transactions only as a ratio of such target company’s enterprise value, and did not present to Visteon’s Board of Directors the amounts of such target company’s LTM Sales and LTM EBITDA.

On page 54 of the Amended Proxy Statement the Company has revised the table in the section entitled “Selected Precedent Transactions Analysis” to disclose the LTM Revenue and LTM EBITDA ratios for each precedent transaction used by Rothschild, to the extent available.

Miscellaneous, page 43

15.	Please quantify any fees payable to UBS and its affiliates relating to any material relationship that existed in the last two years between you and your affiliates and UBS and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A. As applicable, please also provide similar disclosures for Rothschild and its affiliates.

Response: In response to the Staff’s comment, on page 47 of the Amended Proxy Statement, the Company has quantified the fees payable to UBS and its affiliates relating to any material relationship that existed in the last two years between the Company and the Company’s affiliates

April 1, 2015

and UBS and its affiliates. On page 55 of the Amended Proxy Statement, the Company has quantified the fees payable to Rothschild and its affiliates relating to any material relationship that existed in the last two years between the Company and the Company’s affiliates and Rothschild and its affiliates.

Debt Financing, page 55

16.	We note your disclosure that although the debt financing is not subject to a due diligence, such financing may “not be considered assured.” Consistent with the requirements of Item 14(c)(1) of Schedule 14A, please provide the information required by Part B (Registrant Information) of Form F-4 for Hahn. Refer to Instruction 2(a) of Item 14.

Response: In response to the Staff’s comment, the Company respectfully submits that, in accordance with Instruction 2(a) to Item 14 of Schedule 14A, the financial information required by Item 14(c)(1) of Schedule 14A about Hahn is not required because such information is not material to an informed voting decision of the stockholders of the Company since the financing for the transaction is “assured” for purposes of such Instruction. On page 61 of the Amended Proxy Statement, the Company has deleted the assertion in the Proxy Statement that the financing “may not be considered assured.”

Instruction 2(a) to Item 14 of Schedule 14A states, in relevant part, that in transactions in which the consideration offered to security holders consists wholly of cash, as in the case of the Company’s sale of its HVCC shares, the information required by Item 14(c)(1) of Schedule 14A “need not be provided unless the information is material to an informed voting decision (e.g., the security holders of the target company are voting and financing is not assured).” As described in the proxy statement, Hahn is obligated to pay approximately 72.2% of the purchase price and Hankook is obligated to pay approximately 27.8% of the purchase price. For the reasons set forth below, the financing available to both purchasers is assured for purposes of Instruction 2(a) to Item 14 of Schedule 14A.

The financing available to Hankook is assured because, in Section 3.09 of the Share Purchase Agreement, Hankook has represented to the Company that it had as of the date of the Share Purchase Agreement, and that it will have at the closing of the transaction, available funds sufficient to enable Hankook to pay its portion of the purchase price and all associated costs and expenses required to be paid by it.

The financing available to Hahn is assured for the following reasons.

•

As described on page 60 of the Proxy Statement, Hahn has secured committed financing for its portion of the purchase price. Hahn’s financing consisting of a combination of equity contributions to be provided by affiliates of Hahn, and debt financing to be arranged and underwritten by Korea Exchange Bank, NH Investment & Securities Co., Ltd. and Shinhan Bank. With respect to the equity financing, Hahn has provided equity commitment letters pursuant to which affiliates of Hahn have agreed to purchase equity interests of Hahn, in an aggregate amount of up to $950,000,000. With respect to the

April 1, 2015

debt financing, Hahn has entered into a Senior Facilities Agreement providing for senior debt facilities in an aggregate principal amount of up to KRW 1,574,000,000,000, and a Junior Facility Agreement providing for a junior debt term facility in an aggregate principal amount of up to KRW 367,000,000,000. Pursuant to their debt commitment letters, Korea Exchange Bank, NH Investment & Securities Co., Ltd. and Shinhan Bank remain committed to underwrite the full amount of the debt facilities contemplated by the Senior Facilities Agreement and the Junior Facility Agreement if any other lender fails to provide its portion of the debt financing contemplated by the Senior Facilities Agreement or the Junior Facility Agreement. Other than certain limited, customary conditions to the equity financing and the debt financing, the conditions to both the equity financing and debt financing are substantially similar to the conditions that must be met to close the transaction.

•

The Company specifically negotiated for representations from Hahn regarding the availability of the financing. These representations are reflected in Section 3.09 of the Share Purchase Agreement, and they include, among others, a representation that Hahn has no reason to believe that it would be unable to satisfy on a timely basis any term or condition of its commitment letters, a representation that Hahn has no reason to believe that the full amount of the financing will not be funded at the closing, a representation that, if the financing is funded in accordance with the commitment letters, the proceeds will be sufficient to fund all amounts required to be provided by Hahn for the closing, representations relating to the effectiveness, enforceability and absence of default under, the commitment letters and representations relating to the absence of contingencies related to the funding of the financing other than as set forth in the financing fetters. In addition, each affiliate of Hahn that is party to an equity commitment letter has represented that it has available funds equal to or in excess of its commitment.

•

The closing of the transaction is not subject to a financing condition. In Section 4.16(d) of the Share Purchase Agreement, Hahn expressly acknowledges and agrees with the Company that the obtaining of financing is not a condition to the closing, and reaffirms with the Company its obligation to consummate the transaction irrespective and independently of the availability of financing (subject to the satisfaction of the applicable closing conditions).

For the reasons described above, the Company respectfully submits that the financing available to both Hankook and Hahn is assured for purposes of Instruction 2(a) to Item 14 of Schedule 14A. Accordingly, the information required by Item 14(c)(1) of Schedule 14A for Hahn is not material to an informed voting decision of the stockholders of the Company, and it is therefore not required to be disclosed in the Proxy Statement pursuant to Instruction 2(a) to Item 14 of Schedule 14A.

Litigation and Claims, page 113

17.

We note that Section 3.20 of the Johnson Controls Inc. purchase agreement filed as Exhibit 10.1 to your Form 8-K dated January 12, 2014 provides a representation that, except as otherwise disclosed in Section 3.20 of the Disclosure Schedules, for the five

April 1, 2015

years preceding the agreement the purchased companies have not sold, shipped or transshipped any goods to or through countries including Syria, Sudan and Cuba. You do not include Section 3.20 of the Disclosure Schedules. We note also that your customers BMW, Daimler, Honda, Hyundai, PSA Peugeot Citroen, Toyota and Volkswagen each have reported sales to Syria, Sudan and/or Cuba. Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba, if any, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, technology, components or services you have provided, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response: To its knowledge, Visteon and its subsidiaries and affiliates do not have, nor do they anticipate having, any contacts with Syria, Sudan and Cuba. Section 3.20 of the Disclosure Schedules to the Johnson Controls Inc. purchase agreement did not contain any disclosure of contacts with such countries involving the business acquired under such agreement. Additionally, to its knowledge, Visteon and its subsidiaries and affiliates do not have any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control. The Company generally does not use distributors or resellers for its products since its sales are to auto manufacturers or other tier one suppliers to such auto manufacturers.

Visteon has voluntarily disclosed to the Office of Foreign Assets Control that Halla Visteon Climate Control (Jinan) Co., Ltd., a Chinese subsidiary of Halla Visteon Climate Control Corp., (“HVCC Jinan”), supplied HVAC components and systems for vehicles produced by Zhejiang Geely Holding Group Co., Ltd., a Chinese auto manufacturer (“Geely”), which Geely subsequently sold in Cuba and Syria. HVCC Jinan sold 490 HVAC units for Cuba-destined vehicles, valued at $238,124, and 20 units for Syria-destined vehicles, valued at $11,189. These components were included in Geely’s consumer-oriented EC8 sedan.

Visteon acknowledges certain of its customers may have reported sales to Syria, Sudan and/or Cuba. However, Visteon has implemented party and transactional screening controls and training procedures designed to ensure compliance by Visteon and its subsidiaries and affiliates with restrictions on the sale of its products in sanctioned countries.

18.

Please discuss the materiality of any contacts with Syria, Sudan and Cuba you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other

April 1, 2015

investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Response: Because the Company does not do business with or in Syria, Sudan or Cuba, it does not believe its contacts with such countries are material, either quantitatively or qualitatively, or that any such contacts constitute a material risk the Company’s security holders. As discussed in the Company’s response to comment 17 above, Visteon has disclosed in its periodic SEC reports, including its last Annual Report on Form 10-K, that the Company has made a voluntary disclosure regarding, among other sales, $249,313 in sales of HVAC units by HVCC Jinan to Geely, which Geely subsequently sold in Cuba and Syria. These sales to Geely represent approximately 0.003% of Visteon’s total sales for 2014.

Form of Proxy Card

19.	Please mark the form of proxy card “Preliminary Copy.” Refer to Exchange Act Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, the Company has revised the form of proxy card to mark it as a “Preliminary Copy.” Please see the first page of the form of proxy card.

Other Items

The Company will provide the acknowledgement requested by the Staff by separate filing on EDGAR.

Please contact me if you have any questions about this submission.

Sincerely yours,

/s/ Shilpi Gupta

Shilpi Gupta

Skadden, Arps, Slate, Meagher & Flom LLP

cc:       Peter Ziparo

            Visteon Corporation